SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Delek US Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

24665A103
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue, Suite PH-1
Sunny Isles Beach, FL 33160
(305) 422-4131

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on March 19, 2020 (the “Schedule 13D”), by CVR Energy, Inc., IEP Energy LLC, IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (collectively, the "Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share (“Shares”), of Delek US Holdings, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On February 2, 2021, CVI notified the Issuer that CVI intends to nominate and seek to elect 3 individuals to the Issuer's board of directors at the 2021 annual meeting of stockholders of the Issuer. Biographical information for these 3 individuals is below.

Robert Edward Kent, Jr. has over 40 years of experience in the petroleum refining industry, including extensive experience leading business organizations. Mr. Kent has served as President of REK Energy, LLC, which provides problem-solving and consulting services to refining, renewable diesel and petrochemical companies throughout the world, since 2012, and as a member of the board of directors of Sinclair Oil Company, a family-owned, vertically integrated oil company with upstream, refining, midstream and marketing operations since 2017. Mr. Kent has served in various leadership positions in the refining and petrochemical industries, including as Vice President of Refining for Citgo Refining and Chemical Company from 2009 to 2012, as well as Vice President and Refinery Manager of Citgo’s Lake Charles and Lemont refineries between 2006 and 2008. Mr. Kent’s significant experience in the refining and petrochemicals industries, including his prior leadership positions, make him well qualified to serve on the Board. Mr. Kent’s business address is 326 Cape Cod Drive, Corpus Christi, Texas 78412. Mr. Kent currently beneficially owns 312.7840 Shares. Mr. Kent owned interests in Alon US Holdings, Inc. (“Alon”) prior to its merger with the Issuer on July 1, 2017, and, as a result of the Issuer’s acquisition of Alon, Mr. Kent’s interests in Alon were converted into Shares. CVI and the Beneficial Owners (i) do not have direct or indirect voting, investment or dispositive control over the Shares that are beneficially owned by Mr. Kent and (ii) are not acting in concert with Mr. Kent with respect to the voting, investment or disposition of the Shares held by Mr. Kent.

George J. Damiris brings extensive management and operational experience gained from his time as a senior executive at a large, public petroleum refiner and marketer, including familiarity with day-to-day operations of, and significant insight into, issues facing the refining industry. Since 2016, Mr. Damiris has served as a member of the Board of Directors and a member of the Compensation Committee of Eagle Materials Inc. (NYSE: EXP). Mr. Damiris previously served as Chief Executive Officer and President of HollyFrontier Corporation (NYSE: HFC) (“HollyFrontier”) from 2016 through 2019 and as a member of the Board of Directors of HollyFrontier from 2015 through 2019. He previously served as Executive Vice President and Chief Operating Officer from September 2014 to January 2016 and as Senior Vice President, Supply and Marketing from January 2008 until September 2014. Prior to his retirement from HollyFrontier, Mr. Damiris also served as a director of Holly Logistics Services, L.L.C. (NYSE: HEP), the general partner of the general partner of Holly Energy Partners, L.P., since February 2016, as CEO since November 2016 and as President since February 2017. Mr. Damiris joined HollyFrontier in 2007 as Vice President, Corporate Development after an 18-year career with Koch Industries, where he was responsible for managing various refining, chemical, trading and financial businesses. Mr. Damiris’ business address is 4055 Throckmorton Street, Dallas, Texas 75219. Mr. Damiris does not own, beneficially or of record, any Shares.

Randall D. Balhorn’s business experience as an executive officer of entities involved in manufacturing, refining and distribution of petroleum, chemicals and energy, as well as his knowledge and experience with capital markets, commodities, and the development, management and operations of terminals, logistics centers and energy-related infrastructure, make Mr. Balhorn well qualified to serve on the Board. Since December 2015, Mr. Balhorn has been the Vice President of Business Development at US Development Group, LLC (“USDG”). USDG is engaged in designing, developing, owning and managing large-scale modal logistics centers and energy-related infrastructure across North America. In 2008, Mr. Balhorn co-founded Cogent Energy Solutions, LLC (“Cogent”), a crude oil, condensate and refined products distribution and marketing business and the developer of a Casper, Wyoming terminal. Prior to Cogent, he led multiple energy trading businesses, including at Merrill Lynch, DTE Energy Trading and EDF Trading (a joint venture between Louis Dreyfus and Electricité de France). Mr. Balhorn also spent 20 years with Koch Industries where he held several leadership positions including President of Koch Carbon, President of Koch Fuels, President of Koch Oil and Koch Oil Ltd, President of Koch Supply and Trading and President of Koch Energy Services. Mr. Balhorn’s business address is c/o US Development Group, 811 Main Street, Suite 2800, Houston, Texas 77002.  Mr. Balhorn does not own, beneficially or of record, any Shares.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CVR ENERGY, INC. AND AFFILIATES FROM THE STOCKHOLDERS OF DELEK US HOLDINGS, INC. FOR USE AT THE 2021 ANNUAL MEETING OF STOCKHOLDERS OF DELEK US HOLDINGS, INC. WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF DELEK US HOLDINGS, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY CVR ENERGY, INC. AND AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021

CVR ENERGY, INC.

By: /s/ Tracy Jackson
Name: Tracy Jackson
Title: Executive Vice President and Chief Financial Officer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Vice President

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 2 to Schedule 13D – Delek US Holdings, Inc.]